SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR INCREASES INTEREST IN AER LINGUS

Ryanair Limited, a 100% owned subsidiary of Ryanair Holdings plc, ("Ryanair") announces that it has today acquired 3,500,000 Ordinary Shares of nominal value €0.05 each in Aer Lingus Group plc ("Aer Lingus"). This brings the holding of Ryanair in Aer Lingus to 159,231,025 Ordinary Shares representing 29.82% of the issued share capital of Aer Lingus.

Ends.                                            Wednesday, 2 nd July 2008

For reference:

Daniel de Carvalho - Ryanair      Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1598               Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  02 July 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director